

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Oren Harari
Interim Chief Financial Officer
SatixFy Communications Ltd.
12 Hamada St., Rehovot 670315
Israel

> **Re: SatixFy Communications Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 21, 2022**
> **File No. 333-268510**

Dear Oren Harari:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

General

1. We note that you entered into a forward stock purchase agreement on October 24, 2022. Please provide your analysis demonstrating how this agreement complies with Rule 14e-5.

2. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current

trading price. Please also disclose the potential profit each selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Cover Page

3.   For each of the securities being registered for resale, disclose the price that each selling securityholder paid for such security.

4.   Revise to clearly disclose the exercise price of the private placement warrants in addition to the PIPE warrants. Given the recent price volatility of your ordinary shares, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

5.   We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your securities.

Risk Factors
The market price of our ordinary shares or warrants could be negatively affected by future issuances or sales of our securities., page 46

6.   Please revise to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

7.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that Endurance Antarctica Partners, LLC will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Additionally, if the company is likely to have to seek additional capital,

once it is able to do so, in addition to the proceeds to be paid to the company pursuant to the forward purchase agreement and/or its equity line of credit, discuss the effect of this offering on the company's ability to raise additional capital.

8. We note the Sellers, pursuant to the forward purchase agreement, were paid $86.5 million directly out of the funds held in Endurance's trust account and that the agreement also obligates SatixFy to pay to the Sellers the Maturity Consideration in addition to other potential fees. Please revise to discuss the risks that this agreement may pose to other holders and how such agreement has impacted, and may impact in the future, the cash you have available for other purposes and to execute your business strategy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing